Exhibit 1

NXP Semiconductors N.V. Announces Pricing of Private Offering of $1 Billion of 1.00% Cash Convertible Senior Notes

NOT FOR DISTRIBUTION IN ITALY

Eindhoven, the Netherlands, November 25, 2014. NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) announced today the pricing of its previously announced private offering of $1 billion aggregate principal amount of 1.00% cash convertible senior notes due 2019 (the “Notes”) pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). NXP has granted the initial purchasers of the Notes a 30-day option to purchase up to an additional $150 million aggregate principal amount of the Notes to cover over-allotments, if any. The offering is expected to close on December 1, 2014, subject to certain closing conditions.

Conversion, Interest and Other Transaction Details

The Notes will bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2015. The Notes will mature on December 1, 2019.

The initial conversion rate for the Notes is 9.7236 shares of NXP’s common stock per $1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately $102.84 per share), which represents an approximately 35.0% conversion premium over the last reported sale price of $76.18 per share of NXP’s common stock on the NASDAQ Global Select Market on November 24, 2014. Prior to September 1, 2019, the Notes will be convertible only upon satisfaction of certain conditions and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, NXP will deliver solely cash in satisfaction of its conversion obligation.

Subject to certain exceptions, the Notes may not be redeemed by NXP. The holders of the Notes will have the right to require NXP to repurchase the Notes upon the occurrence of a fundamental change.

Net Proceeds and Their Intended Use

NXP intends to use the net proceeds from the offering of the Notes (i) to fund the cost of entering into the cash convertible note hedge transactions (the cost of which will be partially offset by the proceeds that NXP will receive from entering into warrant transactions) with certain hedge counterparties, as described below, (ii) to repay up to €225 million in respect of intercompany loans to its subsidiaries, (iii) to fund the repurchase of up to $250 million of its common stock, of which $150 million has been purchased from purchasers of the Notes in the offering in privately negotiated transactions through one of the initial purchasers or its affiliate conducted concurrently with the pricing of the Notes, and the balance of which is expected to be purchased in the open market after the pricing of the Notes and (iv) for general corporate purposes, including additional share repurchases and potential acquisitions.

The purchase price per share of NXP’s common stock in repurchases conducted concurrently with the pricing of the Notes was equal to the last reported sale price of $76.18 per share of NXP’s common stock on the NASDAQ Global Select Market on November 24, 2014. Any share repurchases by NXP conducted concurrently with the pricing of the Notes or afterwards may increase, or prevent a decrease in, the market price of NXP’s common stock or the Notes, which could result in a higher effective conversion price for the Notes, affect the ability of holders to convert the Notes and, to the extent such repurchase occurs during any observation period related to a conversion of Notes, affect the amount and value of the consideration that holders will receive upon conversion of the Notes.

Privately Negotiated Cash Convertible Note Hedge and Warrant Transactions

In connection with the pricing of the Notes, NXP has entered into separate privately negotiated cash convertible note hedge and warrant transactions with counterparties that include the initial purchasers or their respective affiliates (the “hedge counterparties”). The cash convertible note hedge transactions will be cash settled upon exercise and are expected generally to offset any cash payments NXP is required to make in excess of the principal amount of the Notes upon conversion. The warrant transactions will be net share settled upon exercise and could therefore have a dilutive effect with respect to NXP’s common stock to the extent that the market price per share of NXP’s common stock exceeds the strike price of the warrants. The strike price of the warrant transactions will initially be approximately $133.32 per share, which represents a premium of approximately 75.0% over the last reported sale price of NXP’s common stock on November 24, 2014, and is subject to certain adjustments under the terms of the warrant transactions. If the initial purchasers exercise their option to purchase additional Notes, NXP may enter into additional cash convertible note hedge and warrant transactions.

NXP has been advised that, in connection with establishing their initial hedge positions with respect to the cash convertible note hedge and warrant transactions, the hedge counterparties and/or their respective affiliates expect to purchase shares of NXP’s common stock and/or enter into various derivative transactions with respect to NXP’s common stock concurrently with, or shortly after, the pricing of the Notes. These hedging activities could increase (or reduce the size of any decrease in) the market price of NXP’s common stock or the Notes.

In addition, the hedge counterparties may modify their hedge positions and/or their respective affiliates (and are likely to do so during the conversion period related to any conversion of Notes or following any repurchase of Notes by NXP on any fundamental repurchase date or otherwise) by entering into or unwinding various derivatives with respect to NXP’s common stock or purchasing or selling common stock or other securities of NXP in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes. These hedging activities could affect the ability of holders to convert their Notes and, to the extent this activity occurs during any calculation period related to a conversion of Notes, could affect the amount of cash that holders receive upon conversion of the Notes. The effect, if any, of these activities on the trading price of the Notes or the underlying common stock will depend in part on market conditions and cannot be ascertained at this time.

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This announcement is neither an offer to sell nor a solicitation to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The Notes have not been registered under the Securities Act, or under any U.S. state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This announcement is for informational purposes only. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offer or sale of the Notes shall be made in any jurisdiction where such an offer or sale would be unlawful. Any securities referred to herein have not been and will not be registered under the Securities Act, and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom.

This press release is not for distribution to any Italian person or any address in the Republic of Italy. In the Netherlands, an offer is made exclusively to legal entities which are qualified investors as defined in the Prospectus Directive 2003/71/EC, as amended from time to time (the “Prospectus Directive”). No prospectus is required in accordance with the Prospectus Directive and Regulation (EC) No. 809/2004.

Forward-Looking Statements

This document includes forward-looking statements which include statements regarding, among other things, the proposed offering of the Notes, the expected use of proceeds and NXP’s plans to enter into privately negotiated share repurchases as well as cash convertible note hedge and warrant transactions, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Factors that may cause actual results to differ materially include the risk that the offering of the Notes cannot be successfully completed and the risk these activities could increase or decrease the price of the Notes and/or the value of NXP’s common stock concurrently with, or shortly after, the pricing of the Notes. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries and had revenue of $4.82 billion in 2013.

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Joon Knapen

joon.knapen@nxp.com

+31 619 303 857

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